                                 GOGO BABY, INC.
                           5745 Kearny Villa Road #102
                                  San Diego CA
                                  619 247 9630

March 3, 2015

Re: Registration statement S-1
File Number 333-198772
Your comment letter dated February 18, 2015

John Dana Brown
Attorney-Advisor
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D. C.  20549

Dear Mr. Brown,

Thank you for your very helpful comments. I will number my responses to correspond with the number on your comments.

1.   Gogo Baby, Inc. does not believe or consider itself a Shell company. The
     Company considers itself to be a Development Stage Company and is activity pursuing its business plan.

     Rule 405 does not apply in as much as the Company has a specific business plan with a product based on a patent pending filed with the US government, patent number 14049167.

     More Specificity:

     *    The Company has an asset on its books (patent pending 14049167). The
          Company maintains sufficient cash on its balance sheet to finish several additional prototypes and to start a marketing campaign with the manufactures of car toys for car seats
     *    The Company has produced prototypes of its proposed product based on the pending patent.
     *    The Company has run tests using the prototypes which it has built.

     According to the Company's business plan (see Business Plan) the Company at this time is not attempting to make sales but is spending its recourses to develop a prototype of high enough quality to present to manufactures of toys and car seats in order to license or sell the Company's patent rights
     (patent pending #14049167).

     Please see Management's Discussion and Analysis or Plan or Operation,

2.   As of the dividend date all shareholders of DTH International Corporation reside in either California or outside the United States. We have included such a statement under Blue Sky Laws in the S1/A2.

3.   Exhibit filed as requested.

Sincerely,
GOGO BABY, INC.

/s/ Malcolm Hargrave
---------------------------------
Malcolm Hargrave
President